UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Reed’s, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

758338107
(CUSIP Number)

THE COMMITTEE TO RESCUE REED’S
30 Central Drive
Easton, Pennsylvania 18045
 (916) 869-2402

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Joseph Grace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 505,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Edwin R. Lozano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,054
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,054
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON James G. McRitchie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,779
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,779
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Bruce Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON David Robinov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Gary W. Spiro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,951
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 97,951
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Mathew D. Tekulsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Jeffrey T. Glidden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

1	NAME OF REPORTING PERSON Jeffrey V. Hembrock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758338107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Joseph Grace, as a member of the Committee to Rescue Reed’s (the “Committee”);

(ii)	Edwin R. Lozano, as a member of the Committee and nominee for the Board of Directors of the Issuer (the “Board”);

(iii)	James G. McRitchie, as a member of the Committee and nominee for the Board;

(iv)	Bruce Nierenberg, as a member of the Committee;

(v)	David Robinov, as a member of the Committee;

(vi)	Gary W. Spiro, as a member of the Committee;

(vii)	Mathew D. Tekulsky, as a member of the Committee and nominee for the Board;

(viii)	Jeffrey T. Glidden, as a nominee for the Board; and

(ix)	Jeffrey V. Hembrock, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement and Joinder Agreement thereto, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of Mr. Grace is 1425 Broadway #20-6568, Seattle, Washington 98122.  The principal business address of each of Messrs. Lozano and Spiro is 30 Central Drive, Easton, Pennsylvania 18045.  The principal business address of Mr. McRitchie is 9295 Yorkship Court, Elk Grove, California 95758.  The principal business address of Mr. Nierenberg is 610 West End Avenue #3A, New York, New York 10024.  The principal business address of Mr. Robinov is 140 West End Avenue #28-C, New York, New York 10023.  The principal business address of Mr. Tekulsky is 13570 Bayliss Road, Los Angeles, California 90049.  The principal business address of Mr. Glidden is c/o Burr Signs, 40A Mansion Libby Road, Scarborough, Maine 04074.  The principal business address of Mr. Hembrock is c/o Miller Brewing Company, 3939 West Highland Boulevard, Milwaukee, Wisconsin 53208.

(c)           Each of Messrs. Grace, Lozano, Spiro and Tekulsky is a private investor.  Mr. McRitchie is retired from the State of California and serves as Publisher of Corporate Governance (CorpGov.net).  Mr. Nierenberg is a food industry professional.  Mr. Robinov is a retired executive.  Mr. Glidden serves as President of Glidden Signs, Inc. (d/b/a Burr Signs).  Mr. Hembrock serves as President of Miller Brewing Company and President of Market Development in the Americas for SABMiller plc.

CUSIP NO. 758338107

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Messrs. Grace, Lozano, McRitchie, Robinov, Spiro and Tekulsky were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 500,000 Shares directly owned by Mr. Grace that were purchased in a private placement is approximately $1,000,000.  The aggregate purchase price of the 5,000 Shares directly owned by Mr. Grace that were purchased in the open market is $18,450, including brokerage commissions.  The aggregate purchase price of the 176,054 Shares directly owned by Mr. Lozano is approximately $573,049, including brokerage commissions.  The aggregate purchase price of the 22,779 Shares directly owned by Mr. McRitchie is approximately $64,869, including brokerage commissions.  The aggregate purchase price of the 48,000 Shares directly owned by Mr. Robinov, which include certain Shares received by Mr. Robinov in exchange for the sale of his interest in Tianfu China Cola to the Issuer on December 21, 2000, is approximately $136,800, including brokerage commissions.  The aggregate purchase price of the 97,951 Shares directly owned by Mr. Spiro is approximately $285,261, including brokerage commissions.  The aggregate purchase price of the 107,500 Shares directly owned by Mr. Tekulsky is approximately $291,545, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 28, 2016, Bruce Nierenberg and David Robinov resolved to join the Committee to Rescue Reed’s and to assist in the Committee’s efforts to reconstitute the Board and institute best-in-class governance practices at the Issuer.  Mr. Robinov is a former Board member of the Issuer and was selected to serve as one of two independent mediators of the process between the Committee and the Issuer in furtherance of achieving a unified Board slate.  Mr. Nierenberg is a candidate who was suggested by the Issuer’s Chairman and CEO, Chris Reed, for inclusion in the unified Board slate.  The addition of Messrs. Nierenberg and Robinov bolsters the growing voice of stockholders demanding unaffiliated shareholder representation at the Issuer.  Consequently, the Committee continues preparations for a proxy contest to elect its slate of five (5) highly qualified independent director candidates at the upcoming 2016 annual meeting of stockholders (the “Annual Meeting”).  If the Committee is successful in electing a majority of its nominees to the Board at the Annual Meeting, the Committee intends to expand the size of the Board to seven (7) directors and to appoint Mr. Nierenberg and a yet to be determined candidate to fill the resulting vacancies.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned in the aggregate and by each Reporting Person named herein is based upon 13,973,726 Shares outstanding as of October 24, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 27, 2016.

CUSIP NO. 758338107

A.	Mr. Grace

(a)	As of the close of business on October 28, 2016, Mr. Grace directly owned 505,000 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 505,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 505,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Grace has not entered into any transactions in the Shares since the filing of the Schedule 13D.

B.	Mr. Lozano

(a)	As of the close of business on October 28, 2016, Mr. Lozano directly owned 176,054 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 176,054
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,054
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lozano since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. McRitchie

(a)	As of the close of business on October 28, 2016, Mr. McRitchie directly owned 22,779 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 22,779
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,779
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McRitchie has not entered into any transactions in the Shares since the filing of the Schedule 13D.

D.	Mr. Nierenberg

(a)	As of the close of business on October 28, 2016, Mr. Nierenberg did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 758338107

(c)	Mr. Nierenberg has not entered into any transactions in the Shares since the filing of the Schedule 13D.

E.	Mr. Robinov

(a)	As of the close of business on October 28, 2016, Mr. Robinov directly owned 48,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 48,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 48,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Robinov has not entered into any transactions in the Shares since the filing of the Schedule 13D.

F.	Mr. Spiro

(a)	As of the close of business on October 28, 2016, Mr. Spiro directly owned 97,951 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 97,951
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 97,951
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Spiro has not entered into any transactions in the Shares since the filing of the Schedule 13D.

G.	Mr. Tekulsky

(a)	As of the close of business on October 28, 2016, Mr. Tekulsky directly owned 107,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 107,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 107,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Tekulsky has not entered into any transactions in the Shares since the filing of the Schedule 13D.

CUSIP NO. 758338107

H.	Mr. Glidden

(a)	As of the close of business on October 28, 2016, Mr. Glidden did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Glidden has not entered into any transactions in the Shares since the filing of the Schedule 13D.

I.	Mr. Hembrock

(a)	As of the close of business on October 28, 2016, Mr. Hembrock did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Hembrock has not entered into any transactions in the Shares since the filing of the Schedule 13D.

The aggregate amount of Shares beneficially owned by the Reporting Persons constitutes 6.9% of the Issuer’s outstanding Shares. The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 28, 2016, Messrs. Nierenberg and Robinov entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Joint Filing and Solicitation Agreement, dated October 20, 2016, by and among Joseph Grace, Edwin R. Lozano, James G. McRitchie, Gary W. Spiro, Mathew D. Tekulsky, Jeffrey T. Glidden and Jeffrey V. Hembrock (the “Joint Filing and Solicitation Agreement”), pursuant to which each of Messrs. Nierenberg and Robinov agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Joint Filing and Solicitation Agreement was filed as Exhibit 99.1 to the Schedule 13D.

CUSIP NO. 758338107

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joinder Agreement to the Joint Filing and Solicitation Agreement, dated October 28, 2016.

CUSIP NO. 758338107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2016

/s/ Joseph Grace
Joseph Grace

/s/ Edwin R. Lozano
Edwin R. Lozano

/s/ James G. McRitchie
James G. McRitchie

/s/ Bruce Nierenberg
Bruce Nierenberg

/s/ David Robinov
David Robinov

/s/ Gary W. Spiro
Gary W. Spiro

/s/ Mathew D. Tekulsky
Mathew D. Tekulsky

/s/ Jeffrey T. Glidden
Jeffrey T. Glidden

/s/ Jeffrey V. Hembrock
Jeffrey V. Hembrock

CUSIP NO. 758338107

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

EDWIN R. LOZANO

2,300	4.2832	10/26/2016
2,700	4.2832	10/26/2016
200	4.2950	10/26/2016
100	4.2490	10/26/2016
200	4.2490	10/26/2016
200	4.2950	10/26/2016
300	4.2490	10/26/2016
600	4.2950	10/26/2016
3,400	4.2874	10/26/2016
5,000	4.2824	10/26/2016